Exhibit 14.1

BOURBON BROTHERS HOLDING CORPORATION
Code of Ethics

Introduction

In keeping with our commitment to honest business practices, Bourbon Brothers Holding Corporation (“BBHC” or the “Company”) has adopted this company-wide Code of Ethics to assist our directors, officers, consultants and employees in complying with both our corporate policies and with the law.

Although this Code of Ethics covers many different business practices and procedures, it does not cover every issue that may arise.  Instead, our Code sets forth the clear principles and standards that our directors, officers, and employees are accustomed to following.  This Code also explains how we enforce our Code.  At BBHC, our goal is to conduct ourselves in a manner that avoids even the appearance of impropriety.

This Code should be read in conjunction with our other corporate policies.  If a law conflicts with a policy in this Code, you must comply with the law.  If you have questions about this Code, other BBHC policies, or how to comply with the law in a certain situation, it is important that you immediately bring your questions to one of BBHC’s officers.  If you are in or observe a situation that you believe may violate or lead to a violation of this Code, you should refer to section D of our Code for guidance on how to report questionable behavior.

Anyone who violates the standards of this Code will be subject to disciplinary action.  Such action may include termination of employment.

A. Compliance with All Laws, Rules and Regulations

BBHC requires that all its directors, officers, consultants and employees strictly adhere to local, state, and federal laws, as well as the laws of the other countries in which we conduct business.  If you have questions about what laws we are subject to, or about how to comply with certain laws, it is important that you alert an officer of BBHC to your question.  We rely on you not only to act ethically, but also to assist your fellow employees and management in following the law.

When appropriate, BBHC will provide information and training to promote compliance with laws, rules, and regulations, including insider-trading laws.

B. Ethical Conduct and Conflicts of Interest

BBHC’s employees, consultants, officers, and directors are expected to make or participate in business decisions and actions based on the best interests of BBHC as a whole, and not based on personal relationships or personal gain.  As we define it, a “conflict of interest” exists when a person’s private interest interferes in any way with the interest of the Company, or creates an appearance of impropriety.  A conflict situation can arise when you have interests that make it difficult for you to perform your work objectively, or when a director, officer, consultant or employee receives improper personal benefits as a result of his or her position with the Company.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer, or supplier.  You should avoid any relationship that would cause a conflict of interest with your duties and responsibilities at BBHC.  All directors, officers, consultants and employees are expected to disclose to management any situations that may involve inappropriate or improper conflicts of interest affecting them personally or affecting other employees or those with whom we conduct business.

Members of our Board of Directors have a special responsibility to our Company and to our shareholders.  To avoid conflicts of interest, Directors are required to disclose to their fellow directors any personal interest they may have in a transaction being considered by the Board and, when appropriate, to recuse themselves from any decision involving a conflict of interest.  Waivers of a conflict of interest or this Code involving executive officers and directors require approval by the Board of Directors.

Per the Articles of Incorporation as stated as follows:

“The purposes of the Corporation (through its subsidiaries) are:
1.
 To develop, own and operate restaurant and branding, such as Southern Hospitality and Bourbon Brothers, franchise bourbon Brothers restaurants and extend the brand to product lines including but not limited to cigars, bourbon, pies, etc.; and

2.	To provide restaurant management services to other businesses.

For the purposes of the Corporation’s directors’ duties or loyalty, the investment and involvement by any directors and officers in any other business shall be considered outside the scope of the purposes of the Corporation, and not a corporate opportunity.  Thus, directors and officers of the Corporation will not be deemed to have usurped a corporate opportunity by personally investing or being involved in other businesses, including real estate investments related to the Company.  Similarly, the provision of management services to a restaurant by any officer or director shall not be deemed to be a usurpation of a corporate opportunity so long as the officer or director has a personal investment in such a restaurant.”

Any discovery of a potential or existing conflict of interest should be immediately disclosed to management in accordance with the procedures set forth in Section D of our Code.

C. Our Commitment to Full, Fair, Accurate, Timely and Plain English Disclosure

As a respected public company, it is critical that BBHC’s filings with the Securities and Exchange Commission be complete, timely and accurate in all material respects.  At BBHC, all our employees, consultants, officers and directors are charged with the responsibility of providing management with accurate and complete information to assure we are complying with our public disclosure requirements and our commitment to our shareholders.

Commensurate with these special duties, all members of Senior Financial Management and other employees each agree that he or she will:

1.	Act honestly and ethically in the performance of their duties at BBHC, avoiding actual or apparent conflicts of interest in personal and professional relationships.
2.
Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents filed with or submitted to the SEC or used in other public communications by the Company.

3.
Comply with rules and regulations of federal, state, provincial, local and overseas governments, as well as those of other appropriate private and public regulatory agencies that affect the conduct of the Company’s business and the Company’s financial reporting.

4.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.
5.
Respect the confidentiality of information acquired in the course of one’s work, except when authorized or otherwise legally obligated to disclose such information.  Further, confidential information acquired in the course of performing one’s duties for BBHC will not be used for personal advantage.

6.	Share knowledge and maintain skills relevant to carrying out the member’s duties within the Company.
7.	Proactively promote and set an example of ethical behavior as a responsible partner among peers and colleagues in the work environment and community.
8.	Achieve responsible use of and control over all assets and resources of the Company to which they are entrusted.
9.
Promptly bring to the attention of  the Chief Executive Officer, any information concerning (a) any conduct believed to be a violation of law or business ethics, or this Code, including any transaction or relationship that reasonably could be expected to give rise to such a conflict, (b) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (c) any fraud, whether or not material, that involves management or other employees who have a significant role in BBHC’s financial reporting, disclosures, or internal controls.

D. Reporting and Treatment of Violations

Persons who become aware of suspected violations of this Code should report such suspected violations promptly to any member of the Company’s Board of Directors.  To assist in the response to or investigation of the alleged violation, the report should contain as much specific information as possible to allow for proper assessment of the nature, extent and urgency of the alleged violation.  Without limiting the foregoing, the report should, to the extent possible, contain the following information:

•	the alleged event, matter or issue that is the subject of the alleged violation;
•	the name of each person involved;
•	if the alleged violation involves a specific event or events, the approximate date and location of each event; and
•	any additional information, documentation or other evidence available relating to the alleged violation.

The Board of Directors has the power to monitor, investigate, make determinations and take action with respect to violations of this Code.  In determining whether a violation of this Code has occurred, the Board of Directors may take into account:

•	the nature and severity of the violation;
•	whether the violation was a single occurrence or involved repeated occurrences;
•	whether the violation appears to have been intentional or inadvertent;
•	whether the person in question had been advised prior to the violation as to the proper course of action;
•	whether the person in question had committed other violations in the past; and
•	such other facts and circumstances as the Board of Directors shall deem advisable in the context of the alleged violation.

Acknowledgement.  Each employee, consultant, officer, and director of BBHC must acknowledge that he or she has received a copy of this Code of Ethics and has reviewed this Code of Ethics.  This acknowledgement will be maintained in your employee files.

Acknowledged:

[name and title]	Date